Filed Pursuant to Rule 424(b)(3)

Registration No. 333-134625

PROSPECTUS SUPPLEMENT NO. 1

278,465 Shares

Common Stock

This prospectus supplement (the “prospectus”) supplements and supercedes the prospectus dated May 31, 2006 and relates to shares of common stock of Boston Private Financial Holdings, Inc. (“Boston Private”) that may be offered for sale from time to time by certain selling stockholders. The selling stockholders will acquire the shares of Boston Private’s common stock that may be offered and sold under this prospectus in connection with the closing of our acquisition of Anchor Holdings LLC, a newly created holding company that owns Anchor Capital Advisors LLC and Anchor/Russell Capital Advisors LLC, both investment advisers.

Selling stockholders will use this prospectus to sell the common stock at any time at market prices prevailing at the time of the sale or at privately negotiated prices. The securities may be sold by the selling stockholders directly to purchasers or through agents or dealers. If required, the names of any agents or dealers involved in the sale of the securities, and the agent’s commission or dealer’s purchase price, if any, will be provided in supplements to this prospectus. The selling stockholders will receive all of the net proceeds from the sale of the securities and will pay all selling commissions, if any, applicable to any sale, and will pay up to $25,000 of the expenses of this offering incurred by Boston Private. Boston Private is responsible for the payment of all other expenses incident to the offer and sale of the common stock. Our common stock is quoted on the Nasdaq National Market under the symbol “BPFH.” The last reported sales price of Boston Private common stock on the Nasdaq National Market on May 30, 2006 was $30.12 per share.

See “ Risk Factors” beginning on page 2 to read about risks you should consider before investing in our common stock.

These securities are not deposits or other obligations of a bank. These securities are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 7, 2006.

i

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the information incorporated by reference, especially the risks of investing in our common stock discussed under “Risk Factors.”

The Company

Boston Private is a Massachusetts corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. The Company was incorporated in Massachusetts in 1987. We are a wealth management company that offers comprehensive financial services to high net worth individuals, their families and businesses and selected institutions. We seek to capitalize on growth in the wealth management sector by targeting affluent regions and offering localized service. We believe the high net worth market continues to be characterized by attractive demographics because of the strong rate of growth in the number of high net worth individuals, growth in assets controlled by high net worth individuals, and the significant transition of wealth expected over the next decade. Our clients have complex financial situations and we seek to be their trusted advisor by offering wealth management solutions through a high-touch, relationship-driven approach. Our core strategy can be described as follows: target the newly affluent; build presence in attractive geographic markets through acquisitions and organic growth; develop regional clusters and maintain decentralized management. We deliver private banking, trust, investment management and financial planning services through our subsidiaries and affiliate companies. Our principal executive office is located at Ten Post Office Square, Boston, Massachusetts and our telephone number at that location is (617) 912-1900.

The Offering

COMMON STOCK OFFERED:	All of the shares offered by this prospectus are being sold by the selling stockholders named herein.

USE OF PROCEEDS:	We will not receive any proceeds from the sale of shares in this offering.

RISK FACTORS

In addition to the other information included in this document, you should consider carefully the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2005 which are incorporated by reference herein before deciding whether to invest in our common stock. You should keep these risk factors in mind when you read forward-looking statements in this document and in the documents incorporated by reference into this document. Please refer to the section below titled “Special Note Regarding Forward-Looking Statements”.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document and the documents to which it refers contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical facts, including statements regarding our strategy, effectiveness of investment programs, evaluations of future interest rate trends and liquidity, expectations as to growth in assets, deposits and results of operations, receipt of regulatory approval for pending acquisitions, success of acquisitions, future operations, market position, financial position, and prospects, plans and objectives of management are forward-looking statements.

Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained or incorporated by reference in this document. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth under the heading “Risk Factors” in this prospectus, and under the heading “Risk Factors and Factors Affecting Forward-Looking Statements” in our Annual Report on Form 10-K for the year ended December 31, 2005 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed with the SEC and incorporated by reference in this prospectus. Forward-looking statements are based on the current assumptions and beliefs of and information currently available to management and are only expectations of future results. Our actual results could differ materially from those projected in the forward-looking statements as the result of, among other factors, the risk that difficulties will arise in connection with the integration of the operations of any acquired business with the operations of our banking, investment management or wealth management businesses, the passing of adverse government regulation, changes in interest rates, changes in the securities or financial markets, a deterioration in general economic conditions on a national basis or in the local markets in which we operate, including changes which adversely affect borrowers’ ability to service and repay our loans, changes in loan defaults and charge-off rates, reduction in deposit levels necessitating increased borrowing to fund loans and investments, the risk that difficulties will arise in connection with the integration of the operations of acquired businesses with the operations of our banking or investment management businesses, the passing of adverse government regulation, and changes in assumptions used in making such forward-looking statements. This is not an exhaustive list and as a result of variations in any of these factors actual results may differ materially from any forward-looking statements. Many of the factors are beyond our ability to control or predict.

Forward-looking statements speak only as of the date they are made. You should not place undue reliance on these forward-looking statements. We will not update forward-looking statements to reflect facts, assumptions, circumstances or events which have changed after a forward-looking statement was made.

THE COMPANY

Boston Private (the “Company” or “Boston Private”), organized on July 1, 1988, is incorporated under the laws of The Commonwealth of Massachusetts and is registered with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”). On July 1, 1988, the Company became the parent holding company of Boston Private Bank & Trust Company (“Boston Private Bank”), a trust company chartered by The Commonwealth of Massachusetts and insured by the Federal Deposit Insurance Corporation (the “FDIC”).

The Company wholly-owns or majority-owns all of the issued and outstanding shares of common stock of Borel Private Bank & Trust Company (“Borel”) and First Private Bank & Trust (“FPB”), both California state banking corporations insured by the FDIC; Gibraltar Private Bank & Trust Company (“Gibraltar”) a federal savings institution insured by the FDIC; Westfield Capital Management Company, LLC (“Westfield”), Sand Hill Advisors, Inc. (“Sand Hill”), Dalton, Greiner, Hartman, Maher & Co., LLC (“DGHM”), and Boston Private Value Investors, Inc. (“BPVI”), each a registered investment adviser; and KLS Professional Advisors Group, LLC (“KLS”), and RINET Company, LLC (“RINET”), both registered investment advisory and financial planning firms. In addition, the Company holds a 39.7% minority interest in Bingham, Osborn, & Scarborough, LLC (“BOS”) a financial planning and investment firm located in San Francisco, California and an approximately 26.5% minority interest in Coldstream Holdings, Inc. (“Coldstream Holdings”). Coldstream Holdings is the parent of Coldstream Capital Management, Inc. (“Coldstream Capital”), a registered investment adviser in Bellevue, Washington and Coldstream Securities, Inc. The Company conducts substantially all of its business through its wholly-owned and majority-owned subsidiaries, Boston Private Bank, Borel, FPB and Gibraltar (together the “Banks”), Westfield, Sand Hill, BPVI, DGHM, KLS, and RINET.

We are a wealth management company that offers comprehensive financial services to high net worth individuals, their families and businesses and selected institutions through diversified affiliated companies. We seek to capitalize on growth in the wealth management sector by targeting affluent regions and offering localized service. We believe the high net worth market continues to be characterized by attractive demographics because of the strong rate of growth in the number of high net worth individuals, growth in assets controlled by high net worth individuals, and the significant transition of wealth expected over the next decade. Our clients have complex financial situations and we seek to be their trusted advisor by offering wealth management solutions through a high-touch, relationship-driven approach. Our core strategy can be described as follows:

•	Target the newly affluent. We offer financial services to the newly affluent at each stage of the typical financial life cycle. In the early stages, these services typically take the form of debt products—residential “jumbo” mortgages or commercial loans to privately owned businesses. In the latter stages, we offer asset management services and, in between, we offer financial planning services such as tax planning, estate planning, and asset allocation consulting. Finally, we expect these clients to migrate to our fiduciary services over time.

•	Build presence in attractive geographic markets through acquisitions and organic growth. We intend to expand our franchise to additional centers of intellectual and investment capital in the United States. These areas are conducive to new business formation and therefore the creation of new wealth. We currently have a presence in New England with our subsidiaries Boston Private, Westfield, RINET, and BPVI; in Northern California with our subsidiaries Borel and Sand Hill and our investment in BOS; in Southern California with our subsidiary FPB; in the New York Metropolitan Region with our subsidiaries DGHM and KLS; in the Pacific Northwest with our investment in Coldstream Capital and in southern Florida, through Gibraltar. As we continue to grow, we will look to enter other demographically attractive markets.

•	Develop regional clusters. Within each of the regions that we target, we intend to offer three key services: private banking, investment management and wealth advisory services. A regional cluster will be composed of three or more affiliates, each with a focus on one of these services. Through a cluster approach, we are better able to deepen client relationships by expanding our service offering within a region to meet the specialized needs of wealthy clients.

•

Maintain decentralized management. We believe that our affluent clients respond to localized relationship management and take comfort in having their trusted financial advisor within close proximity. By keeping local management in place and giving them the autonomy to run their business with centralized support from our management team, we maintain the benefit of an affiliate’s local reputation while leveraging its expertise. Through this strategy, we are better able to build high-touch, service-oriented relationships with our clients.

Our address is Ten Post Office Square, Boston, Massachusetts 02109 and our telephone number at that location is (617) 912-1900. You can find additional information regarding us in our filings with the Securities and Exchange Commission referenced in the section of this document titled “Where You Can Find More Information” beginning on page 8.

USE OF PROCEEDS

Boston Private will not receive any proceeds from the sale of shares by the selling stockholders. The selling stockholders will receive all of the proceeds from any sales of shares of our common stock. The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by them for brokerage, accounting, tax or legal services or any other expenses incurred in disposing of the offered shares. The selling stockholders will, pursuant to the Registration Rights Agreement, bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including all registration and filing fees, fees and expenses of our counsel and our accountants up to a maximum of $25,000 and thereafter the Company will bear the excess of such expenses. The reason for the offering is to permit resales by the selling stockholders.

SELLING STOCKHOLDERS

The selling stockholders will acquire the shares of Boston Private common stock that may be offered and sold under this prospectus from us in connection with our acquisition of Anchor Holdings LLC, a newly created holding company that will own Anchor Capital Advisors LLC and Anchor/Russell Capital Advisors LLC, both investment advisers. As part of our agreement with the selling stockholders in connection with that acquisition, we agreed to file this registration statement relating to the offer and sale by the selling stockholders of the shares of Boston Private common stock that they will receive in the acquisition. Our registration of these shares for sale by the selling stockholders does not necessarily mean that the selling stockholders will sell any or all of the shares.

This prospectus forms a part of a shelf registration statement and relates to the offer and sale of our common stock by certain individuals following completion of the acquisition described above. Accordingly, this prospectus relates to the aggregate resale of up to 278,465 shares of our common stock issued in the acquisition that may be sold from time to time by the selling stockholders. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

The following table sets forth certain information about the beneficial ownership of each selling stockholder. We do not know when or in what amounts the selling stockholder may offer shares for sale. The selling stockholder may choose not to sell any of the shares offered by this prospectus. Because the selling stockholder may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that the selling stockholder will hold after completion of the offering. Information concerning the selling stockholders may change from time to time and, to the extent required, will be set forth in supplements or amendments to this prospectus.

Beneficial ownership in the following table is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. The persons and entities named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them except as noted in the footnotes below based upon information provided to us by the selling stockholders. The percentage ownership shown in the table is based on a total of 35,257,416 shares of common stock issued and outstanding as of April 30, 2006.

Name	Shares Beneficially Owned Before Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent
Mr. Stephen C. Brown	25,791	*	22,742		*
Mrs. Carol P. Davison	1,965	*	1,965		*
Mr. Neil L. Doremus	20,414	*	20,414		*
Estate of Mr. William C. McConnell, Jr.	29,484	*	29,484		*
Franklin Gray Norris Rev. Tr. u/a dtd. 12-09-82	24,570	*	24,570		*
Sara Kathryn Green Norris Rev. Tr. u/a dtd. 12-24-86	24,570	*	24,570		*
Mrs. Catherine Schneider	1,915	*	1,915		*
Estate of Kenneth S. Sisson	11,793	*	11,793		*
Albert O. Wilson, Jr. Trust of 1994 Mr. Albert O. Wilson, Jr., Ttee.	76,324	*	76,324		*
Ms. Paige S. Rice	2,903	*	320		*
Mr. William P. Rice, Jr.	1,990	*	269		*
Mr. Robert F. Croce	48,366	*	783		*
Mrs. Barbara E. Drake	12,940	*	1,745		*
Mr. John DuPuy	14,468	*	14,468		*
Dr. Alan D. Johnston	505	*	505		*
Dr. Dean L. Johnston	505	*	505		*
Mr. Anton H. Rice III	1,995	*	1,995		*
Ms. Elaine M. Spinosa	1,125	*	50		*
Sarah L. Croce	5,745	*	5,745		*
Sharon Siegfreidt	38,303	*	38,303		*

			278,465

*	Less than 1%

PLAN OF DISTRIBUTION

The selling stockholders named herein of the common stock of Boston Private and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	any other method permitted pursuant to applicable law; or

•	a combination of any such methods of sale.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) June 1, 2007 and (ii) the date on which all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

We do not know of any arrangements by the selling stockholders to sell of any of the shares. There is no assurance that any of the selling stockholders will sell any or all of the shares offered hereby. The shares may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share, and to the extent such broker-dealer is unable to do so, acting as agent for a selling stockholder, such broker-dealer may purchase, as principal, any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions on the NASDAQ National Market at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

We have agreed to provide the selling stockholders customary indemnification for violations of law in connection with this prospectus, and the parties to the registration rights agreement have agreed to provide us and each other customary indemnification for violations of law with respect to information provided by them for inclusion in the registration statement and the prospectus. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

We may suspend the use of this prospectus and any supplements to this document as described under “Registration Rights Agreement.”

LEGAL MATTERS

Goodwin Procter LLP, Boston, Massachusetts has passed upon the validity of the shares of Boston Private common stock offered by this document for Boston Private.

EXPERTS

The consolidated financial statements of Boston Private as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP’s audit report dated March 10, 2006, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2005, contains an explanatory paragraph that states that Boston Private acquired Gibraltar Financial Corporation (“Gibraltar”) on October 1, 2005, and management excluded from its assessment of the effectiveness of Boston Private’s internal control over financial reporting as of December 31, 2005, Gibraltar’s internal control over financial reporting. In addition, the audit report covering the December 31, 2005 consolidated financial statements refers to a change in accounting for stock-based compensation.

The consolidated financial statements of Gibraltar Private Bank & Trust Company as of December 31, 2005 have been incorporated by reference herein in reliance upon the report of Hacker, Johnson & Smith PA, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). You may read and copy any reports, statements or other information that we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at “http://www.sec.gov.” Our Securities and Exchange Commission file number is 0-17089.

Reports, proxy statements and other information concerning us may also be inspected at the offices of NASDAQ Stock Market, located at 1735 K Street, N.W., Washington, D.C. 20006.

As allowed by the SEC’s rules, this document does not contain all the information you can find in Boston Private’s registration statement or the exhibits to the registration statement. Statements made in this document as to the content of any contract, agreement or other document referenced to are not necessarily complete. With respect to each of those contracts, agreements or other documents to be filed or incorporated by reference as an exhibit to the registration statement, you should refer to the corresponding exhibit, when it is filed, for a more complete description of the matter involved and read all statements in this document in light of that exhibit.

The SEC allows us to incorporate by reference into this document the information that we file with the SEC. Incorporation by reference means that we may disclose important information to you by referring you to other documents that are legally considered to be part of this document, and later information that we file with the SEC will automatically update and supersede the information in this document and the documents listed below.

We incorporate by reference the specific documents listed below that we have previously filed with the SEC (other than the portions of those documents not deemed to be filed) and any future filings we make with the SEC under section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this document until all of the securities being offered are sold:

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006; and

•	Current Report on Form 8-K filed on May 31, 2006.

You may request a copy of our filings, and any exhibits specifically incorporated by reference as an exhibit in this document, at no cost, by writing or telephoning us at the following address: Boston Private Financial Holdings, Inc., Ten Post Office Square, Boston, Massachusetts 02109, Attention: Margaret W. Chambers, Secretary. Telephone requests may be directed to Margaret W. Chambers at (617) 912-1900.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated May 31, 2006. You should not assume that the information contained in this document is accurate as of any date other than that date.

PROSPECTUS SUPPLEMENT

June 7, 2006